UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549



**FORM 11-K**

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE**

**SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

**OR**

**[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE**

**SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission file number 1-1204



**HESS CORPORATION**

**EMPLOYEES' SAVINGS PLAN**

(Full title of the Plan)

**HESS CORPORATION**

**1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036**

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

**HESS CORPORATION EMPLOYEES' SAVINGS PLAN**

**TABLE OF CONTENTS** **Page**



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**HESS CORPORATION**

**EMPLOYEES' SAVINGS PLAN**

**STATEMENT OF ASSETS AVAILABLE FOR BENEFITS**

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| **ASSETS** | | |
| Investments, at fair value | | |
| Mutual and Investment funds | $ 208,297,271 | $ 174,591,636 |
| Hess Corporation common stock | 158,835,069 | 133,677,157 |
| Short-term investment funds | 1,282,023 | 901,323 |
| | 368,414,363 | 309,170,116 |
| Loans receivable | 8,536,302 | 7,319,386 |
| Interest and dividends receivable | 339,761 | 318,548 |
| Employee contributions receivable | - | 25,894 |
| Employer contributions receivable | - | 1,279,035 |
| Total assets available for benefits | $ 377,290,426 | $ 318,112,979 |

See notes to financial statements

# HESS CORPORATION

## EMPLOYEES' SAVINGS PLAN

## STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

| | Years Ended December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Investment income | | |
| Net appreciation in fair value of investments | $ 25,413,490 | $ 47,518,693 |
| Distributions from mutual and investment funds | 17,610,765 | 9,825,685 |
| Dividends on Hess Corporation common stock | 1,303,969 | 1,275,524 |
| Interest | 526,685 | 331,091 |
| | 44,854,909 | 58,950,993 |
| Employee contributions | 22,349,178 | 19,491,777 |
| Employer contributions | 15,374,864 | 14,875,637 |
| Rollovers from other plans | 1,736,974 | 1,665,413 |
| Transfers from other plans, net | 8,027,928 | 29,819 |
| Administrative fees | (74,143) | (36,403) |
| | 92,269,710 | 94,977,236 |
| Less withdrawals | 33,092,263 | 19,960,373 |
| Increase in assets | 59,177,447 | 75,016,863 |
| Total assets available for benefits at beginning of year | 318,112,979 | 243,096,116 |
| Total assets available for benefits at end of year | $ 377,290,426 | $ 318,112,979 |

See notes to financial statements.

## HESS CORPORATION

## EMPLOYEES' SAVINGS PLAN

## NOTES TO FINANCIAL STATEMENTS

### 1. General

***Plan Name:*** On May 3, 2006, Amerada Hess Corporation changed its name to Hess Corporation (the "Company") and on October 1, 2006, the Plan name was changed from the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan to the Hess Corporation Employees' Savings Plan (the "Plan").

***Plan Merger:*** The Amerada Hess Corporation Savings and Stock Bonus Plan for Retail Operations Employees (the "Retail Plan") was merged into the Plan on October 1, 2006. All participants in the Retail Plan became 100% vested with respect to prior company matching contributions in their accounts. The Retail Plan assets and participant account balances were transferred to the Plan following the merger.

***Master Trust:*** The Hess Corporation Master Trust for Employees' Savings Plans (the "Master Trust") was established to combine under one agreement the assets of the Plan and the assets of the Retail Plan. Prior to the merger of the Retail Plan into the Plan, the trustee maintained separate accounts for each participant to allocate the assets and income of the Master Trust to each of the plans. The Master Trust was terminated as of the merger date of the two savings plans on October 1, 2006.

***Change of Trustee, Investment Funds and Record Keeper:*** Effective October 1, 2006, the Plan's trustee was changed from the Fidelity Management Trust Company ("Fidelity") to The Bank of New York. At the same time investment options available to plan participants were changed from Fidelity funds to funds managed by various investment companies. Affiliated Computer Services (ACS) became the record keeper replacing Fidelity.

### 2. Summary of Significant Accounting Policies

***Basis of Accounting:*** The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

***Valuation of Investments:*** The Plan's investments are stated at fair value. Mutual and investment funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.

***Loans Receivable:*** Participant loans are stated at the outstanding principal balances, which approximate fair value.

***Interest and Dividend Income:*** Interest and dividend income is recorded in participant accounts as earned.

***Sale of Investments:*** Gains or losses on sales of Hess Corporation common stock are based on actual cost. Gains or losses on sales of the mutual and investment funds in the Plan are based on average cost.

***Use of Estimates:*** The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

***Risks and Uncertainties:*** The Plan invests in various securities including mutual and investment funds and Hess Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

***Benefit Payments:*** Distributions of benefits to participants are recorded when paid.

**3. Description of Plan**

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact the Benefit Center on-line or by phone.

***General***: The Plan is a defined contribution plan covering eligible employees of Hess Corporation and its subsidiaries. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

***Contributions***: At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) are invested in one or more of the available investment funds with varying investment objectives or in the Hess Corporation Common Stock Fund.

Eligible compensation under the Plan was limited by law to $220,000 in 2006 and to $210,000 in 2005. In 2007 the limit will be $225,000. Before-tax contributions were limited by law to $15,000 in 2006 and $14,000 in 2005. The limit for 2007 will be $15,500.

Employees who attained age 50 by December 31 of the respective year, were eligible to make a separate before-tax "catch-up" contribution of $5,000 during 2006 and $4,000 during 2005. Catch-up contributions are not eligible for matching company contributions and can be made in addition to regular contributions. In 2007 catch-up contributions up to $5,000 will be allowed for employees who attain age 50 by the end of the year.

Through 2006, the Company matched the contributions of participants up to 6% of eligible compensation until participants' contributions reached the legal limits ($15,000 and $14,000 in 2006 and 2005, respectively). In 2007, the Company will continue to match the contributions of participants up to 6% of eligible compensation throughout the calendar year even after the employee has reached the contribution limit.

Prior to October 1, 2006, employees under age 55 could direct 50% of the employer's matching contributions to any of the Plan's investment funds. The remaining 50% was invested in the Hess Corporation Common Stock Fund. Employees age 55 and older were able to direct 100% of the employer's contributions to any of the investment funds. Beginning on October 1, 2006, all employees can direct 100% of the employer's matching contributions to any of the investment funds.

***Participant Accounts***: Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Contributions are invested in the Plan's funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.

The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans and certain redemption fees, which are charged to the participants' accounts.

**Investment Alternatives:** The following funds are the investment choices as of October 1, 2006:

BlackRock Tempfund
BlackRock Core Plus Total Return Portfolio
Western Asset Core Plus Bond Portfolio
Western Asset Inflation Index Plus Bond Portfolio
BlackRock High Yield Bond Portfolio
Vanguard 500 Index Fund
Vanguard Small Cap Index Fund
Alliance Cadence Capital Appreciation Fund
Old Mutual Barrow Hanley Value Fund
Julius Baer International Equity II
Vanguard Mid Cap Index Fund
CRM Mid Cap Value Fund
Principal Real Estate Fund
James Small Cap Fund
Wiliam Blair International Small Cap Growth
Lazard Emerging Markets
T. Rowe Price Retirement Funds (Ten separate life cycle funds based on various retirement years)
Hess Corporation Common Stock Fund (Approximately 1% is held in short-term investment funds to facilitate daily transactions.)

The following funds were discontinued on October 1, 2006:

Fidelity Retirement Money Market Portfolio
Fidelity U.S. Bond Index Fund
Fidelity Asset Manager
Fidelity U.S. Equity Index Commingled Pool
Fidelity Growth & Income Portfolio
Fidelity Overseas Fund
Fidelity Aggressive Growth Fund
Fidelity Freedom Funds (Nine separate life cycle funds based on various retirement years)
Fidelity Low-Priced Stock Fund (Closed to new participants as of July 30, 2004)

Descriptions and information concerning the investment objectives and risks of the currently available funds are included on the Company's benefits center website and in brochures that were mailed to eligible participants. Employees can also request this information by calling the Company's benefits center.

***Vesting***: Interest in the Plan attributable to a participant's contributions shall at all times be vested. Interest in the Plan attributable to the employer's contributions vest immediately.

***Participant Loans***: Participants may borrow from their account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant's account balance. The participant's account balance serves as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Currently a $50 loan set-up fee is charged to participants when they borrow from the Plan. Prior to October 1, 2006, a $35 loan origination fee and an annual maintenance fee of $15 was charged to the participant.

***Rollovers from Other Plans***: Employees may deposit an eligible rollover distribution made by a qualified plan of another employer. They may also rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant's current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

***Payment of Benefits***: Upon a withdrawal or distribution, an employee's investments in the investment funds are paid in cash. The employee's investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee's election.

Voluntary complete or partial withdrawals from before-tax contributions are permitted only after attainment of age 59½, except in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59½. Terminated employees may withdraw their entire balance at any time.

Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

## 4. Investments

The following table presents investments that represent 5 percent or more of the Plan's assets:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Hess Corporation common stock – 3,204,258 and 3,162,210(*) shares, respectively | $158,835,069 | $133,677,157** |
| BlackRock TempFund – 25,626,271 shares | 25,626,271 | - |
| T. Rowe Price Retirement 2015 – 2,606,020 shares | 32,236,470 | - |
| T. Rowe Price Retirement 2020 – 1,919,516 shares | 33,303,604 | - |
| T. Rowe Price Retirement 2025 – 2,401,217 shares | 30,879,645 | - |
| Fidelity Growth & Income Portfolio – 1,382,157 shares | - | 47,546,215 |
| Fidelity Asset Manager – 1,030,975 shares | - | 16,547,148 |
| Fidelity U.S. Equity Index Commingled Pool – 457,590 shares | - | 17,955,842 |
| Fidelity Retirement Money Market Portfolio – 24,387,496 shares | - | 24,387,496 |
| Fidelity Low- Priced Stock Fund – 497,072 shares | - | 20,300,406 |

*The number of shares reflect the impact of a 3-for-1 split of Hess Corporation common stock on May 31, 2006.
**Includes nonparticipant-directed investments.

During 2006 and 2005, the value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Hess Corporation common stock | $ 23,317,899 | $ 48,906,589 |
| Mutual and investment funds | 2,095,591 | (1,387,896) |
| Net appreciation in fair value of investments | $ 25,413,490 | $ 47,518,693 |

**5. Nonparticipant-Directed Investments**

As a result of a plan change on October 1, 2006, all investments are now participant directed. Prior to this plan change, 50% of employer matching contributions were directed to the Hess Corporation Common Stock fund for participants who were under age 55. Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Hess Corporation Common Stock Fund) is as follows:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Assets: | | |
| Hess Corporation common stock | $ - | $ 56,432,079 |
| Short-term investment funds | - | 380,645 |
| Interest and dividends receivable | - | 136,351 |
| Employer contributions receivable | - | 9,070 |
| | $ - | $ 56,958,145 |

| | Years Ended December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Changes in Assets: | | |
| Investment income (loss) | | |
| Net appreciation in fair value of assets | $ (1,825,289) | $ 18,870,239 |
| Dividend income | 408,846 | 532,580 |
| Interest income on participant loans | 26,062 | 45,155 |
| | (1,390,381) | 19,447,974 |
| Employer contributions | 5,030,643 | 5,554,867 |
| Participant loan repayments | 200,786 | 336,499 |
| Administrative fees on employee loans | (3,737) | (3,079) |
| Transfers from (to) other plans, net | - | 5,339 |
| | 3,837,311 | 25,341,600 |
| Transfers to participant-directed investments | (57,344,606) | (1,596,485) |
| Less withdrawals | (3,450,850) | (2,405,609) |
| Increase (decrease) in assets | $ (56,958,145) | $ 21,339,506 |
| Total assets at the beginning of the year | 56,958,145 | 35,618,639 |
| Total assets at the end of the year | $ - | $ 56,958,145 |

**6. Plan Termination**

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

**7. Tax Status**

The Plan has received a determination letter from the Internal Revenue Service dated September 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

**8. Transfers to and from Other Plans**

All plan assets and participant account balances from the Retail Plan were transferred to the Plan following the merger of the plans on October 1, 2006. Also during 2006 and 2005, certain employee account balances were transferred from or to the Retail Plan and the HOVENSA Employees' Savings Plan due to job changes and job transfers.

**9. Class Action Complaint**

On October 27, 2003, a class action complaint was filed in the United States District Court for the District of New Jersey against Hess Corporation (Plan Sponsor) and members of the Employee Benefit Plans Committee of the Plan Sponsor, as administrator of the Plan, alleging breach of fiduciary duties under ERISA by the defendants that resulted in losses to participants in the Plan relating to the value of the Plan Sponsor's Common Stock in the Plan since February 9, 2001.

On October 31, 2005, an Agreement of Settlement received court approval. The defendants agreed to a cash settlement to be paid by the Company and a structural change in the Plan which allows participants to direct the investment of their Company Matching Contribution Account in the same manner and among the same investment alternatives as are available for the investment of employee contributions. At December 31, 2005, the Plan recorded as employer contributions receivable its portion of the net settlement in the amount of $1,260,894. The net settlement was distributed to the Plan on May 4, 2006 and was equally distributed to the affected participant accounts on May 5, 2006. The structural change in the Plan was made on October 1, 2006.

**10. Investments in Master Trust**

The Master Trust covered the Plan and the Retail Plan up to the merger of the plans on October 1, 2006. At December 31, 2005, the Plan's interest in the assets of the Master Trust was 97.5%. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Retail Plan. Information about the assets and components of the changes in assets held in the Master Trust is as follows:

| | October 1, 2006 | December 31, 2005 |
|---|---|---|
| Assets: | | |
| Investments, at fair value | | |
| Fidelity Funds | $ - | $ 178,522,150 |
| Hess Corporation common stock | - | 137,341,367 |
| Short-term investment funds | - | 926,022 |
| Loans receivable | - | 7,543,892 |
| Interest and dividends receivable | - | 327,280 |
| Employee contributions receivable | - | 36,373 |
| Employer contributions receivable | - | 1,629,526 |
| Total assets available for benefits | $ - | $ 326,326,610 |

| | Period from January 1 to October 1, 2006 | Year Ended 2005 |
|---|---|---|
| Changes in Assets: | | |
| Investment income | $ 13,310,047 | $ 11,642,413 |
| Net appreciation (depreciation) in fair value of investments | (6,853,009) | 48,815,467 |
| Employee contributions | 18,387,417 | 19,997,976 |
| Employer contributions | 12,731,165 | 15,543,065 |
| Rollovers from other plans | 1,530,873 | 1,683,305 |
| Administrative fees | (67,630) | (40,308) |
| Transfers from other plans, net | 12,361 | 47,396 |
| | 39,051,224 | 97,689,314 |
| Withdrawals | (28,129,412) | (20,817,647) |
| Transfer out of Master Trust | (337,248,422) | - |
| Increase (decrease) in assets | (326,326,610) | 76,871,667 |
| Total assets available for benefits at the beginning of the year | 326,326,610 | 249,454,943 |
| Total assets available for benefits at the end of the year | $ - | $ 326,326,610 |

**HESS CORPORATION**

**EMPLOYEES' SAVINGS PLAN**
**EIN 13—4921002 PLAN NO. 001**
**AT DECEMBER 31, 2006**

**SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)**

| Identity of issue, borrower, lessor, or similar party | Description of investment including maturity date, rate of interest, collateral, par or maturity value | Current value |
|---|---|---|
| Lazard Asset Management | Lazard Emerging Markets Fund 157,118 shares | $ 3,236,632 |
| William Blair Funds | William Blair Intl Small Cap Growth 74,202 shares | 995,053 |
| T. Rowe Price | T. Rowe Price Retirement 2045 145,477 shares | 1,799,547 |
| T. Rowe Price | T. Rowe Price Retirement Income 98,312 shares | 1,290,833 |
| T. Rowe Price | T. Rowe Price Retirement 2005 267,315 shares | 3,103,522 |
| T. Rowe Price | T. Rowe Price Retirement 2010 1,164,351 shares | 18,478,255 |
| T. Rowe Price | T. Rowe Price Retirement 2015 2,606,020 shares | 32,236,470 |
| T. Rowe Price | T. Rowe Price Retirement 2020 1,919,516 shares | 33,303,604 |
| T. Rowe Price | T. Rowe Price Retirement 2025 2,401,217 shares | 30,879,645 |
| T. Rowe Price | T. Rowe Price Retirement 2030 880,446 shares | 16,367,486 |
| T. Rowe Price | T. Rowe Price Retirement 2035 777,999 shares | 10,246,244 |
| T. Rowe Price | T. Rowe Price Retirement 2040 331,915 shares | 6,223,458 |
| Allianz Global Investors | Alliance Cadence Capital Appreciation Fund 122,355 shares | 2,417,743 |
| Barrow Hanley Advisors | Old Mutual Barrow Hanley Value Fund 130,914 shares | 1,140,262 |
| The Vanguard Group | Vanguard 500 Index Fund 29,686 shares | 3,876,674 |
| CRM Funds | CRM Midcap Value Fund 76,975 shares | 2,296,929 |

HESS CORPORATION

EMPLOYEES' SAVINGS PLAN
EIN 13—4921002 PLAN NO. 001
AT DECEMBER 31, 2006

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(continued)

| Identity of issue, borrower, lessor, or similar party | Description of investment including maturity date, rate of interest, collateral, par or maturity value | Current Value |
|---|---|---|
| The Vanguard Group | Vanguard Mid Cap Index Fund 17,504 shares | $ 1,570,600 |
| James Advantage Funds | James Small Cap Fund 99,016 shares | 2,317,958 |
| The Vanguard Group | Vanguard Small Cap Index Fund 42,517 shares | 1,387,747 |
| Julius Baer Funds | Julius Baer International Equity II 219,842 shares | 3,330,625 |
| BlackRock | BlackRock Core Plus Total Return Portfolio 97,462 shares | 985,337 |
| BlackRock | BlackRock Tempfund 25,626,271 shares | 25,626,271 |
| BlackRock | BlackRock High Yield Bond Portfolio 150,596 shares | 1,225,853 |
| Western Asset | Western Asset Core Plus Bond Portfolio 143,641 shares | 1,513,983 |
| Western Asset | Western Asset Inflation Index Plus Bond Portfolio 43,701 shares | 447,064 |
| Principal Financial Group | Principal Real Estate Fund 76,200 shares | 1,999,476 |
| Hess Corporation | Common stock 3,204,258 Shares | 158,835,069 |
| *Bank of New York | Bank of New York Collective Short Term Investment Fund 1,282,023 shares | 1,282,023 |
| Participant loans | Interest rates from 5.00% to 10.50% | 8,536,302 |
| Total Investments | | $376,950,665 |

* Indicates party-in-interest to the Plan.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Hess Corporation Employee Benefit Plans Committee and
Participants in the Hess Corporation Employees' Savings Plan:

We have audited the accompanying statement of assets available for benefits of the Hess Corporation Employees' Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 11, 2007

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN

/s/ David G. Lutterbach
By: David G. Lutterbach
Vice President, Global Benefits, Health & Wellness
Hess Corporation
Employee Benefit Plans Committee, Chairperson

June 15, 2007

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-43569) pertaining to the Hess Corporation Employees' Savings Plan of our report dated June 11, 2007, with respect to the financial statements and schedule of the Hess Corporation Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

New York, New York
June 11, 2007

END